Exhibit 99.3

POWELL MAX LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Powell Max Limited (the “Company”) and Miracle Media Production Limited. (“Miracle Media”) adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of financial position combines the audited consolidated statements of financial position of the Company as of December 31, 2024, with the unaudited condensed statements of financial position of Miracle Media as of September 30, 2024, giving effect to the Business Combination as if it had been consummated on the balance sheet date.

The unaudited pro forma condensed combined statements of profit or loss and comprehensive income for the year ended December 31, 2024, combines the audited consolidated statement of profit or loss and comprehensive income of the Company for the year ended December 31, 2024 and the historical unaudited statements of profit or loss and other comprehensive income of Miracle Media for the year ended September 30, 2024, giving effect to the Business Combination as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed combined statements of financial position was derived from and should be read in conjunction with the following historical financial statements:

●	the Company’s audited consolidated statements of financial position as of December 31, 2024, in the Form 20-F filed with the SEC on April 28, 2025.

●	Miracle Media’s unaudited condensed statements of financial position as of September 30, 2024.

The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended December 31, 2024, has been prepared using the following:

●	the Company’s audited consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024, in the Form 20-F filed with the SEC on April 28, 2025.

●	Miracle Media’s unaudited condensed statements of profit or loss and other comprehensive income for the year ended September 30, 2024.

The unaudited pro forma condensed combined financial information should be read in conjunction with the Company’s and Miracle Media’s financial statements and related notes.

Description of the Business Combination

On February 26, 2025, the Company has entered into an Agreement for Sale and Purchase with Vision Access Enterprises Limited and M Digital Partners Company Limited (collectively, the “Vendors”), pursuant to which the Vendors agreed to sell and the Company agreed to purchase the shares representing all of the issued and outstanding capital of Miracle Media and all of the outstanding amounts owed by Miracle Media to Vision Access Enterprises Limited , at a total purchase price of US$3.6 million, in cash. Miracle Media is principally engaged in the provision of printing, translation production and maintenance services in Hong Kong. The acquisition was completed on February 28, 2025.

Accounting for the Business Combination

The Business Combination will be accounted for using the acquisition method in accordance with IFRS 3 Business Combinations. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred

●	liabilities incurred to the former owners of the acquired business

●	equity interests issued by the group

●	fair value of any asset or liability resulting from a contingent consideration arrangement, and

●	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

The excess of the:

●	consideration transferred

●	amount of any non-controlling interest in the acquired entity, and

●	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma condensed combined statement of comprehensive loss, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. The Company and Miracle Media have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The Company is still in the process of performing a full review of the acquired company’s accounting policies to determine if there are any additional material differences that require modification or reclassification of the acquired companies’ revenues, expenses, assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences between the accounting policies of the companies that, when conformed, could have a material impact on the pro forma financial information.

UNAUDITED PRO FORMA COMBINED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2024

	(A)	(B)
	Powell Max Limited	Miracle Media	Pro Forma Adjustment	Note	Pro Forma Combined
	HK$	HK$	HK$		HK$
ASSETS
Non-current assets
Property, plant and equipment	4,253,686	-	-		4,253,686
Goodwill	-	-	25,994,863	(C)	25,994,863
Total non-current assets	4,253,686	-	25,994,863		30,248,549

Current assets
Trade and other receivables	16,096,160	2,092,551	-		18,188,711
Cash and bank balances	42,222,014	773	(27,963,720)	(D)	14,259,067
Total current assets	58,318,174	2,093,324	(27,963,720)		32,447,778

Total assets	62,571,860	2,093,324	(1,968,857)		62,696,327

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	12,990,458	45,200	-		13,035,658
Contract liabilities	1,310,435	79,267	-		1,389,702
Bank borrowings	3,845,863	-	-		3,845,863
Lease liabilities	1,376,122	-	-		1,376,122
Derivative	6,756,516	-	-		6,756,516
Convertible promissory notes	13,860,647	-	-		13,860,647
Total current liabilities	40,140,041	124,467	-		40,264,508

Non-current liabilities
Trade and other payables	150,000	-	-		150,000
Lease liabilities	1,014,182	-	-		1,014,182
Total non-current liabilities	1,164,182	-	-		1,164,182

Total liabilities	41,304,223	124,467	-		41,428,690

Equity attributable to owners of the Company
Share capital*	11,457	1,000,000	(1,000,000)	(D)	11,457
Accumulated losses	(33,754,822)	(3,958,937)	3,958,937	(D)	(33,754,822)
Reserves	55,011,002	4,927,794	(4,927,794)	(D)	55,011,002
Total equity	21,267,637	1,968,857	(1,968,857)		21,267,637

Total liabilities and equity	62,571,860	2,093,324	(1,968,857)		62,696,327

(A)	Derived from the Company’s audited consolidated statements of financial position as of December 31, 2024.
(B)	Derived from Miracle Media’s unaudited condensed statements of financial position as of September 30, 2024.

(C)	The excess of purchase consideration over the fair value of net tangible assets acquired is recorded as goodwill.

(D)	Reflects the preliminary purchase price allocation recorded, and the elimination of the acquired company’s net assets balances in accordance with the acquisition method of accounting.

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1 of the audited financial statements of the Company.

UNAUDITED PRO FORMA COMBINED STATEMENT OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2024

	(A)	(B)
	Powell Max	Miracle Media	Pro Forma Adjustment	Pro Forma Combined
	HK$	HK$	HK$	HK$
Revenue	36,461,260	9,532,899	-	45,994,159
Cost of sales	(22,081,030)	(4,713,310)	-	(26,794,340)
Gross profit	14,380,230	4,819,589	-	19,199,819

Other income and gain	1,952,986	-	-	1,952,986
General and administrative expenses	(24,854,036)	(3,222,554)	-	(28,076,590)
Selling and distribution expenses	(7,049,538)	-	-	(7,049,538)
Allowance of expected credit loss - trade receivables	(488,640)	-	-	(488,640)

(Loss)/Profit from operations	(16,058,998)	1,597,035	-	(14,461,963)
Finance costs	(2,015,096)	-	-	(2,015,096)

(Loss)/Profit before income tax	(18,074,094)	1,597,035	-	(16,477,059)
Income tax expense	-	-	-
(Loss)/Profit for the year	(18,074,094)	1,597,035	-	(16,477,059)

Other comprehensive loss:
Exchange differences on foreign currency translations	48,424	-	-	48,424
Total comprehensive (loss)/profit for the year	(18,025,670)	1,597,035	-	(16,428,635)

(Loss)/Earning per share attributable to owners of the Company
Basic and diluted	(1.37)	1.60	-	(1.25)

Weighted average number of ordinary shares
Basic and diluted*	13,178,314	1,000,000	-	13,178,314

(A)	Derived from the Company’s audited consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2024.
(B)	Derived from Miracle Media’s unaudited statements of profit or loss and other comprehensive income for the year ended September 30, 2024.
*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1 of the audited financial statements of the Company.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Consideration and Purchase Price

Consideration and Purchase Price of Miracle Media

Prior to the Acquisition, the Company held nil shares of Miracle Media and the ownership of Miracle Media was nil. On February 28, 2025, the Company completed the acquisition of 100% of the issued and outstanding shares of Miracle Media, at a total consideration of US$3.6 million. Upon completion of the Acquisition, Miracle Media became a wholly-owned subsidiary of the Company.

The following table presents the calculation of preliminary purchase consideration:

US$
Purchase price at acquisition close on February 28, 2025	3,600,000
Fair value of non-controlling shareholders	-
Total allocated purchase price	3,600,000

The allocation of the consideration is preliminary and pending finalization of various estimates, inputs and analyses. Since this pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the Acquisition, the actual amounts eventually recorded in accordance with the acquisition method of accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.

2. Allocation of the purchase price

The following table presents the preliminary purchase price allocation of the assets acquired and the liabilities assumed as if the Acquisition occurred on December 31, 2024.

Preliminary purchase price allocation of Miracle Media

HK$
ASSETS
Goodwill	25,994,863
Trade and other receivables	2,092,551
Cash and bank balances	773
Total assets	28,088,187

LIABILITIES
Trade and other payables	(45,200)
Contract liabilities	(79,267)
Total liabilities	(124,467)

Total Allocated Purchase Price (HK$)	27,963,720
Total Allocated Purchase Price (US$)	3,600,000

The business combination accounting is not yet final, and the amounts assigned to the assets acquired and the liabilities assumed are provisional. Therefore, this may result in future adjustments to the provisional amounts as new information is obtained about the facts and circumstances that existed at the acquisition date. The final purchase price allocation will be determined when the Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments.

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for the Company and Miracle Media, respectively, and unaudited pro forma condensed combined per share information after giving effect to the Business Combination and other events contemplated by the Business Combination Agreement presented under ordinary shares outstanding at the Closing Date.

The net loss/earning per share is calculated using the historical weighted average shares outstanding.

This information is only a summary and be read in conjunction with the historical financial statements of the Company and Miracle Media and related notes that are included elsewhere in this Report. The unaudited pro forma combined per share information of the Company and Miracle Media is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this Report.

The unaudited pro forma combined loss per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the period presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of the Company and Miracle Media would have been had the companies been combined during the period presented.

December 31, 2024	Powell Max	Miracle Media	Pro Forma Combined
(Loss)/Profit for the year (HK$)	(18,074,094)	1,597,035	(16,477,059)
Shareholder's equity (HK$)	21,267,637	1,968,857	21,267,637
Book value per share - basic and diluted (HK$)	1.61	1.97	1.61
Basic and diluted weighted average shares outstanding	13,178,314	1,000,000	13,178,314
Basic and diluted net (loss)/earning per share (HK$)	(1.37)	1.60	(1.25)